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SUPPLEMENTAL PROXY INFORMATION (Unaudited)



"The Annual Meeting of the Stockholders of the Credit Suisse Asset Management
 Income Fund, Inc. was held on Monday, May 10, 1999 at the offices of Willkie Farr & Gallagher 787 7th Avenue, New York City. The following is a summary of the proposal presented and the total number of shares voted:

							Votes in	Votes	Votes
Proposal							Favor Of	Against	Abstained
1.  To approve an amendment to the Fund's Articles of
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    Incorporation to change the name of the Fund to 							"27,723,983"""	"1,063,041"	"544,490"
"    Credit Suisse Asset Management Income Fund, Inc. "


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